

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-30266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accumulation Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 North 12th Street, Suite 10
(No. and Street)

Phoenix	Arizona	85014-6023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Fairbank, Jr. (602) 264-4664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Kong & Co., CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

300 East Osborn Road, Suite 200, Phoenix, Arizona 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Fairbank, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accumulation Planning, Inc., as of July 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



SUSAN F. CHAVEZ
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 9, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCUMLATION PLANNING, INC.

FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2002


PRICE
KONG
& COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

300 East Osborn Road ◦ Suite 200 ◦ Phoenix, Arizona 85012 ◦ Fax: 602-279-4537 ◦ Voice: 602-279-0890

ACCUMULATION PLANNING, INC.

Table of Contents

PRICE



KONG
& COMPANY, P.A.

September 20, 2002

To the Board of Directors
Accumulation Planning, Inc.:

We have audited the accompanying statement of financial condition of Accumulation Planning, Inc. as of July 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accumulation Planning, Inc. as of July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price, Kong & Co., CPA's, P.A.

Price, Kong & Co., CPA's, P.A.

300 East Osborn Road

Suite 200

Phoenix, Arizona 85012

Fax: 602-279-4537

Voice: 602-279-0890

ACCUMULATION PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 2)	$	79,405
Commissions receivable (Note 2)		11,694
Investments (Note 2)		20,100
TOTAL CURRENT ASSETS		111,199
FIXED ASSETS		
Equipment (net of depreciation) (Note 4)		2,022
TOTAL FIXED ASSETS		2,022
TOTAL ASSETS	$	113,221

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	452
Income tax payable (Note 7)		6,954
TOTAL CURRENT LIABILITIES		7,406
STOCKHOLDER'S EQUITY		
Common stock; no par value, Authorized 100,000 shares: 20,000 shares issued and outstanding		20,000
Retained earnings		85,815
TOTAL STOCKHOLDER'S EQUITY		105,815
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	113,221

The accompanying notes are an integral part of these financial statements.

ACCUMULATION PLANNING, INC.
STATEMENT OF OPERATIONS
JULY 31, 2002

REVENUES		
Commissions (Note 2)	$	55,255
Other income (Note 3)		224
TOTAL REVENUES		55,479
EXPENSES		
General and administrative expenses (Note 5)		20,482
TOTAL EXPENSES		20,482
INCOME BEFORE INCOME TAXES		34,997
Income tax expense (Note 7)		(7,496)
NET INCOME	$	27,501

The accompanying notes are an integral part of these financial statements.

ACCUMULATION PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
JULY 31, 2002

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, August 1, 2001	$ 20,000	$ 58,314	$ 78,314
Net Income		27,501	27,501
Balance, July 31, 2002	$ 20,000	$ 85,815	$ 105,815

The accompanying notes are an integral part of these financial statements.

ACCUMULATION PLANNING, INC.
STATEMENT OF CASH FLOWS
JULY 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	27,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash charge for depreciation		1,186
Increase in commissions receivable		(11,694)
Decrease in deferred tax asset		492
Increase in accounts payable		452
Increase in income taxes payable		4,144
Net cash provided by operating activities		22,081
NET INCREASE IN CASH AND CASH EQUIVALENTS		22,081
CASH AND CASH EQUIVALENTS, AUGUST 1, 2001		57,324
CASH AND CASH EQUIVALENTS, JULY 31, 2002	$	79,405
INCOME TAXES PAID	$	2,810
INTEREST PAID	$	0

The accompanying notes are an integral part of these financial statements.

ACCUMULATION PLANNING, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2002

	Amount per Audited Financial Statements	Amount per Unaudited X-17A-5 Part IIA
Net Capital:		
Total stockholder's equity	$ 105,815	$ 103,204
Non-allowable assets	(22,122)	(23,799)
Total allowable capital	83,693	79,405
Net capital before haircuts on securities position	83,693	79,405
Haircuts computed pursuant to Rule 15c3-1:		
Money market fund / mutual funds	(233)	(233)
Net capital	83,460	79,172
Less net capital requirement pursuant to Rule 15-c-1:	(5,000)	(5,000)
Net capital in excess of requirement	$ 78,460	$ 74,172

Note: The difference between the above computation, which is based on audited financial statements, and the Company's original unaudited computation filed with Form X-17A-5, Part IIA in August 2002, is primarily due to increases in commissions receivable, federal and state income taxes payable and depreciation expense on disallowed assets.

ACCUMULATION PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2002

NOTE 1: ORGANIZATION:

Accumulation Planning, Inc. (the Company) was incorporated under the laws of the State of Arizona on July 21, 1983. On August 23, 1983, the Company registered with the Securities and Exchange Commission under the requirements of the Securities Exchange Act of 1934. The Company forwards client transactions to direct participation plans, real estate limited partnerships and mutual funds, who carry such accounts, therefore, no customer accounts are reflected in the financial statements. The Company is exempt from the provisions of Rule 15c3-3.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Commissions revenue consists of commissions earned through the sale of units in mutual fund shares and interest in direct participation plans.

Commissions earned generated by the personal efforts of the Company's principal stockholder account for 99% of the Company's revenue.

Cash and cash equivalents consists of demand deposits and an investment in a short-term money fund account. The deposits into the money fund account are unavailable for withdrawal until fifteen days on deposit.

Commissions receivable consist of commissions due from the sale of securities and interest in direct participation plans. An allowance for doubtful accounts of $0 is based on past experience.

Investments consist of NASD warrants and can be used to purchase Nasdaq common shares at various future dates. All warrants are carried at cost as the Nasdaq common shares have not been made available for purchase as of July 31, 2002.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements, depreciation and valuation allowances for deferred tax assets. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3: **OTHER INCOME:**

Other income consists of interest and dividends earned on checking, money fund and mutual fund accounts.

NOTE 4: **EQUIPMENT:**

Computer	$	3,605
Equipment		4,483
Furniture		5,000
		13,088
Accumulated Depreciation		(11,066)
Equipment (Net of Depreciation)	$	2,022

Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets (5 to 10 years). Profits and losses from disposal of assets are recorded in other income. Repairs and maintenance and charged to expense as incurred. Current year depreciation expense is $1,186.

NOTE 5: **RELATED PARTY TRANSACTIONS:**

The Company is wholly owned by the William J. Fairbank, Jr. Trust. Mr. Fairbank is the Trustee and is also the President and Treasurer of the company. Mr. Fairbank acts as a registered representative of the company and executes transactions on behalf of customers for which he is paid commissions. During the year, Mr. Fairbank did not receive commissions.

NOTE 6: **NET CAPITAL REQUIREMENT:**

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At July 31, 2002, the Company's computed net capital of $83,460 exceeded required net capital of $5,000 by $78,460. At July 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .07 to 1.

NOTE 7: INCOME TAXES:

Statement of Financial Accounting Standards No. 109 establishes standards of financial accounting and reporting for income taxes currently payable and for the tax consequences of certain timing differences; events that create tax and financial reporting differences; and net operating loss carrybacks and carryforwards. Statement 109 is effective for fiscal years beginning after December 15, 1992. The Company has adopted the Statement of Financial Accounting Standard No. 109.

Amounts for deferred tax assets are as follows:

	Federal	Arizona	Total
Deferred tax asset	$ 1,874	$ 938	$ 2,812
Valuation allowance	(1,874)	(938)	(2,812)
	$ 0	$ 0	$ 0

The deferred tax asset of $2,812 is attributed to the temporary timing difference between the recognition of losses on investments. Capital losses are not recognized as a reduction of ordinary income for income tax purposes. As no investment accounts are currently active, an allowance for the entire tax benefit is accrued as reversal of the temporary difference is unlikely.

The components of income tax expense are as follows:

	Federal	Arizona	Income Taxes
Current	$ 4,939	$ 2,065	$ 7,004
Deferred tax expense	0	492	492
Provision for income tax	$ 4,939	$ 2,557	$ 7,496

NOTE 7: INCOME TAXES (continued)

Income taxes payable include the following:

	Federal	Arizona	Total
Taxes payable	$ 4,939	$ 2,015	$ 6,954

NOTE 8: CONCENTRATION OF RISK:

The Company has concentration of risk related to its reliance upon the sales of securities. Downturns in the market could severely impact revenues.


PRICE
KONG
& COMPANY, P.A.

September 20, 2002

To the Board of Directors
Accumulation Planning, Inc.

In planning and performing our audit of the financial statements and the supplemental schedule of Accumulation Planning, Inc. for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Accumulation Planning, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of the Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 East Osborn Road
Suite 200
Phoenix, Arizona 85012
Fax: 602-279-4537
Voice: 602-279-0890

To the Board of Directors
Accumulation Planning, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose by anyone other than these specified parties.



Price, Kong & Co., CPA's, P.A.